EXHIBIT 99.1

RYET Secures RMB5.99 Million Integrated YeeZo Deployment Contract

Ten-laboratory project combines YeeZo with 610 workstations and implementation support, moving the platform from launch into institution-scale commercial delivery

NANCHANG, China, Sept. 2, 2026 (GLOBE NEWSWIRE) -- Ruanyun Edai Technology Inc. (NASDAQ: RYET) (“Ruanyun”, “RYET” or the “Company”) today announced that Jiangxi Ruanyun Technology Co., Ltd., its consolidated variable interest entity in China, entered into an approximately RMB5.99 million (approximately US$0.88 million) contract with Jiangxi Zhongtong Information Industry Data Services Co., Ltd. for the delivery and deployment of the YeeZo platform and related systems across 10 AIGC vocational training laboratories.

The integrated project covers 610 workstations, installation and configuration, supporting systems and a YeeZo platform service component. Together, these elements create an AIGC training and production environment across 10 laboratories.

The Company believes the agreement is a significant commercial milestone for YeeZo since its introduction in May 2026, moving the platform beyond launch and initial service validation into a larger contracted deployment that brings software, infrastructure and operating support together at institution scale.

YeeZo Moves from Platform Launch to Commercial Delivery

RYET introduced YeeZo in May 2026 as an AIGC workflow and orchestration platform for storyboarding, content planning and multi-model production. In August 2026, the Company launched the YeeZo University AI Content Training Program and announced an initial technical-services order supporting its first university deployment.

In approximately three months, YeeZo has progressed from platform introduction to program launch, initial service validation and now a ten-laboratory deployment contract. The Company believes this progression reflects YeeZo’s movement from platform launch into contracted institutional delivery.

A Repeatable Campus Deployment Model

The contract brings the core parts of a campus launch into one commercial package: configured AIGC laboratories, computing capacity, YeeZo platform access, installation and continuing support. RYET intends to use this deployment to refine a repeatable model for additional institutions.

Within that environment, students and faculty can work across story development, script analysis, character and scene management, visual-asset creation, consistency review and shot planning. The model is designed to turn those activities into structured, supervised production that supports portfolios, team workflows and industry-relevant output.

The contract establishes a commercial foundation that can extend beyond the initial installation. The systems delivery creates the production environment; the platform component supports institutional use; and any renewal, additional users, expanded laboratories or wider deployment would be subject to separate commercial arrangements. The stated contract value is RMB5,992,185.94, inclusive of VAT, and final settlement is based on actual installed quantities. The timing and amount of any revenue contribution will depend on performance, customer acceptance, invoicing, collectability and applicable accounting requirements. Any revenue associated with the contract will be recognized in accordance with applicable accounting standards and has not yet been reflected in the Company’s financial results.

Building the YeeZo Network and Formind’s Global Opportunity

Management’s previously announced long-term ambition is to extend YeeZo to up to 200 universities through phased anchor launches, commercial validation and network scaling. This contract provides a larger deployment through which RYET can test procurement, installation, activation, support and customer acceptance at meaningful scale.

YeeZo is also one of the platform initiatives supporting RYET’s planned transition toward the Formind Group identity. Under that strategy, the Company intends to develop technology and institutional delivery models through its China base, establish operating evidence, and adapt suitable products and partnerships for international markets.

As the deployment progresses in China, RYET aims to build the operating evidence needed for international expansion, including activation, support, institutional adoption and commercial performance. Suitable future opportunities could combine YeeZo platform services with local education partners and market-specific delivery arrangements, each subject to separate agreements.

RYET’s current strategic objective is to increase the contribution of markets outside China to more than 50% of annual revenue by the end of 2027. This is a strategic target, not financial guidance. The Company believes YeeZo could support that objective through platform licensing, institutional services, localized deployments and partner-led delivery as its network and operating model develop.

“YeeZo has moved quickly from platform launch to university program and now to institution-scale commercial delivery. This contract brings the full operating model together: software, production infrastructure, platform access, implementation and support. We believe that is the foundation for scaling YeeZo across a university network and, over time, carrying a proven delivery model into international markets through Formind.”

Maggie Fu, Chief Executive Officer, Ruanyun Edai Technology Inc.

About YeeZo

YeeZo is RYET’s AI workflow and orchestration platform for AIGC storyboarding, content planning and multi-model production. The YeeZo University AI Content Training Program extends that platform approach into applied university learning, supervised production and the development of industry-relevant AIGC production skills.

About Ruanyun Edai Technology Inc.

Ruanyun Edai Technology Inc. is an AI-driven education technology company focused on intelligent content recognition, automated assessment and next-generation learning systems. The Company has historically developed and provided AI-enabled teaching, learning and assessment solutions, including smart homework, smart examination and digital education services. Subject to shareholder approval and applicable corporate and regulatory processes, the Company plans to transition toward the Formind Group identity as part of its broader strategy to expand its AI education, language learning, institutional education support and global technology initiatives.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “goal,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue” and similar expressions.

These statements include, among others, statements regarding the significance and commercial impact of the contract; the performance, delivery, acceptance, payment and revenue contribution of the contract; the progression, development, adoption and commercialization of YeeZo; the Company’s ambition to extend YeeZo to up to 200 universities; the repeatability and international adaptability of the institutional delivery model; potential renewals, additional users and expanded or international deployments; the planned Formind transition and global strategy; and the Company’s international-revenue strategic objective.

Forward-looking statements are based on current expectations, estimates, assumptions and projections and involve known and unknown risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among others, the Company’s ability to procure, install and support the systems; satisfy delivery and acceptance requirements; recognize revenue and collect payments; manage working capital, warranty, model, compute, intellectual-property, data-security and regulatory requirements; activate institutions and users; replicate the deployment model; enter into separate renewal, expansion or international agreements; and execute its YeeZo, Formind and international expansion strategies.

The stated contract value is inclusive of VAT and is not equivalent to recognized revenue, backlog or cash receipts. Final settlement is based on actual installed quantities, and revenue and timing will depend on performance, acceptance, invoicing, collectability and applicable accounting requirements. The Company’s university-network and international-revenue objectives are strategic targets only and do not constitute financial guidance.

Forward-looking statements speak only as of the date of this press release. Additional risks are described in the Company’s reports filed with or furnished to the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Readers should not place undue reliance on these statements. The Company undertakes no obligation to update any forward-looking statement except as required by law.

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